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               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549


                            FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the Securities
   Exchange Act of 1934

For the fiscal year ended December 31, 1994

                               or

[ ]Transition Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934


For the transition period from ___________________ to
_________________


Commission file number 1-44


  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


      ADM SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES


  B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                 ARCHER DANIELS MIDLAND COMPANY
                            BOX 1470
                       DECATUR, IL  62525
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                  Audited Financial Statements

      ADM Savings And Investment Plan For Hourly Employees

                        December 31, 1994




Report of Independent
Auditors......................................                3
Statements of Net Assets Available for Plan
Benefits................                                      4
Statements of Changes in Net Assets Available for Plan
Benefits.....                          5
Notes to Financial
Statements.......................................             6
Schedule A--Assets Held for
Investment..............................                      9
Schedule B--Transactions or Series of Transactions in
  Excess of 5% of the Current Value of Plan
          Assets.................      10



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                 Report of Independent Auditors


Administrative Committee
ADM Savings and Investment Plan for Hourly Employees
Decatur, Illinois


We have audited the accompanying statements of net assets available for plan benefits of the ADM Savings and Investment Plan for Hourly Employees (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1994 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        ERNST & YOUNG

Minneapolis, Minnesota

June 1, 1995

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      ADM Savings and Investment Plan for Hourly Employees

      Statements Of Net Assets Available For Plan Benefits





                                               December 31
                                            1994         1993
                                       ________________________
Assets
 Cash and cash equivalents            $    60,533$    13,188
 Investments (Note 1)
  Archer Daniels Midland Company
  common stock                         17,138,498  8,465,548
  Pfizer Incorporated common stock      1,699,037  1,737,972
  Commingled fixed income fund            218,243    165,050
  Equity mutual funds                     102,702     40,587
                                        __________ __________
                                        19,158,480 10,409,157
 Contributions receivable from employer   230,830    122,856
 Contributions receivable from employees  344,826    176,793
                                        __________ __________

Net assets available for plan benefits $19,794,669$10,721,994
                                        ========== ==========


See accompanying notes.
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      ADM Savings and Investment Plan for Hourly Employees

 Statement of Changes in Net Assets Available for Plan Benefits

                                     Year ended December 31

                                        1994        1993

__________________________________
Additions
Contributions from Archer Daniels
 Midland Company (Note 2)            $ 1,987,185          $
                                                  1,254,615
Contributions from participating
 employees (Note 2)                    2,936,424  1,805,423
Transfer of assets                       180,536      1,628
Investment income
 Dividends                               104,984     74,621
 Interest                                  1,891        166
                                       _________  _________
                                       5,211,020  3,136,453
Deductions
Benefit payments
 Common stock                            563,894    267,436
 Cash                                    209,120    206,771
Other deductions (fees)                      288        135
Transfer of assets                       215,445      -
                                       _________  _________
                                         988,747    474,342
                                       _________  _________
                                       4,222,273  2,662,111

Net realized and unrealized
 (depreciation) appreciation
 in fair value of investment           4,850,402 (782,679)
                                       _________  _________
Net increase                           9,072,675  1,879,432

Net assets available for plan
 benefits at beginning of year        10,721,994  8,842,562
                                      __________ __________
Net assets available for plan
 benefits at end of year             $19,794,669 $10,721,99
                                                          4
                                      ========== ==========

See accompanying notes.


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      ADM Savings And Investment Plan For Hourly Employees

                  Notes To Financial Statements

                        December 31, 1994


1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in commingled and mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee.

Plan Expenses

All costs of administering the Plan are paid by Archer Daniels
Midland Company ("the Company").

Plan Year

The Plan year is the twelve month period ending December 31, corresponding to the tax year of the Company.

2. Description of the Plan

The Plan is a defined contribution plan available to substantially all hourly employees of the Company who have completed one year of service. Under the terms of the Plan, employees electing to participate can contribute from 1% to 6% of their current gross cash compensation to the Plan, within ERISA limitations. In addition, the Company will match 100% of the first 2% employee contribution and, for most employees, 50% of the remaining 4% employee contribution. All contributions are received from the Company in the form of Archer Daniels Midland Company common stock and are fully vested to the participant.


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      ADM Savings And Investment Plan For Hourly Employees

            Notes To Financial Statements (continued)


The full value of an employee's account is payable following termination of employment. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions. The
Company may terminate the Plan at any time.

All plan assets are held and managed by National City Bank of Minneapolis (trustee of the Plan). The trust will continue for an indefinite period of time as provided by the Plan.


3.   Investments

The Plan's investments are held by a bank administered trust fund. During 1994 and 1993, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                   Net
                               Appreciation
                              (Depreciation)
                              in Fair Value      Fair Value at
                                During Year       End of Year
                         ______________________________________

Year ended December 31, 1994
 Archer Daniels Midland Company
   common stock               $4,717,529         $17,138,498
 Pfizer Incorporated common stock142,350           1,699,037
 Commingled fixed income fund   (10,313)             218,243
 Equity mutual funds                 836             102,702
                               _________           _________
                              $4,850,402         $19,158,480
                               =========           =========

Year ended December 31, 1993
 Archer Daniels Midland Company
   common stock               $(720,912)          $8,465,548
 Pfizer Incorporated common stock(85,683)          1,737,972
 Commingled fixed income fund     18,426             165,050
 Equity mutual funds               5,490              40,587
                                 _______          __________
                              $(782,679)         $10,409,157
                                 =======          ==========

At December 31, 1994 and 1993, the fair value of the Archer Daniels Midland Company common stock and the Pfizer Incorporated common stock represented 5% or more of the Plan's net assets.
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      ADM Savings And Investment Plan For Hourly Employees

            Notes To Financial Statements (continued)


4.   Transactions with Parties-in-Interest

During the two years ended December 31, 1994, the Plan had the following transactions related to Archer Daniels Midland Company common stock:

                                          1994        1993
                                         _______________________

 Number of common shares contributed   185,504      125,554
 Number of common shares purchased        -             299
 Cost of common shares purchased          -        $  7,044
 Cash dividends received               $52,992     $ 31,206
 Shares received through stock dividends303,038      16,044

 Number of common shares sold            6,536        6,151
 Market value of common shares sold   $161,065     $145,850
 Cost of common shares sold           $153,593     $145,888

5.                                         Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participatants' accounts are 100% invested.

6. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"). However, the plan administrator represents that the

Plan is qualified and, therefore, is exempt from taxation. ADM has submitted the documentation to apply for tax exempt status of the Plan with the Internal Revenue Service (IRS).

Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either ordinary income or capital gain depending on the event giving rise to the distribution and the method used.
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      ADM Savings And Investment Plan For Hourly Employees
             Schedule A--Assets Held For Investment


                        December 31, 1994


                         Description of
                      Investment Including
 Identity of Issue,  Maturity Date, Rate of
Borrower, Lessor or     Interest, Par or
   Similar Party         Maturity Value     Cost      Fair Value


Archer Daniels Midland
  Company                  830,958 shares
                           of common stock$12,186,206$17,138,498

Pfizer Incorporated        21,994 shares
                           of common stock  566,478  1,699,037

Equity mutual funds
 Frank Russell--Real Estate
 Securities Fund           497 units        10,113     11,201
 Frank Russell--Equity I   745 units        17,958     17,379
 Frank Russell--Equity II  164 units         4,019      4,093
 Frank Russell--Equity III1,138 units       29,937     27,504
 Frank Russell--Equity Q   713 units        17,549     17,420
 Frank Russell--International732 units      25,845     25,105
                                        __________ __________
                                           105,421    102,702
Commingled fixed income fund
 Federated High Yield Trust1,281 units      11,099     10,699
 Federated International Income
 Fund                    4,143 units        42,502     43,006
 Frank Russell--Multistrategy
 Bond Fund               1,174 units        11,149     10,910
 Frank Russell--Diversified
 Bond Fund               7,136 units       156,857    153,628
                                        __________ __________
                                           221,607    218,243
                                        __________ __________
Total assets held for investment        $13,079,712$19,158,480
                                         ========== ==========

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      ADM Savings And Investment Plan For Hourly Employees

       Schedule B--Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets

                  Year ended December 31, 1994

                                                                                         Net
                                                           Purchase  Selling  Cost of    Gain
 Identity of Party Involved                    Description of Asset/TransactionPrice    Price  Asset
(Loss)



Category (iii)-Series of
 Transactions

National City Bank            Prime Cash Money Market Fund:
                                Purchased 381,230 units
                                 in 85 transactions        $376,231           $376,231
                                Sold 327,368 units in
                                 82 transactions                    $327,368  $327,368

Archer Daniels Midland Company
Archer Daniels Midland Company
                              common stock
                                Received for 401(k) plan
                                 contribution 185,504
                                 shares in 12 transactions$4,647,602        $4,647,602
                                Sold 6,536 shares in 25
                                 transactions                       $161,065  $153,593 $7,472

There were no category (i), (ii) or (iv) transactions during the year.

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                            Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            ARCHER DANIELS MIDLAND COMPANY



                            Douglas J. Schmalz
                            Vice President and Chief Financial
Officer

Dated:  June 22, 1995

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                                                     Exhibit 23





               CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-27331 dated March 20, 1989) pertaining to the ADM Savings and Investment Plan for Hourly Employees of our report dated June 1, 1995 with respect to the financial statements and schedules of the ADM Savings and Investment Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1994.






                                        ERNST & YOUNG

Minneapolis, Minnesota
June 21, 1995

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